Exhibit 1

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES FOURTH QUARTER 2015 FINANCIAL RESULTS AND FLEET EMPLOYMENT UPDATES

ATHENS, GREECE — (Marketwired) – 1/29/16 — Capital Product Partners L.P. (the “Partnership” or “CPLP”) (NASDAQ: CPLP), an international diversified shipping company, today released its financial results for the fourth quarter ended December 31, 2015.

The Partnership’s net income for the quarter ended December 31, 2015 was $15.4 million. After taking into account the preferred interest in net income attributable to the unit holders of the 12,983,333 Class B Convertible Preferred Units outstanding as of December 31, 2015 (the “Class B Units” and the “Class B Unitholders”), and the general partner’s interest in the Partnership’s net income, the result for the quarter ended December 31, 2015 was $0.10 net income per common unit, as compared to $0.09 net income per common unit from the previous quarter ended September 30, 2015 and $0.10 net income per common unit in the fourth quarter of 2014.

Operating surplus, prior to Class B Units distributions for the quarter ended December 31, 2015, was $35.2 million, which is $2.2 million higher than the $33.0 million in the third quarter of 2015 and $3.1 million higher than the $32.1 million in the fourth quarter of 2014. The operating surplus adjusted for the payment of distributions to the Class B Unitholders was $32.3 million for the quarter ended December 31, 2015. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please refer to “Appendix A” at the end of the press release for a reconciliation of this non-GAAP measure with net income.

Total revenues for the fourth quarter of 2015 were $59.4 million, compared to $49.7 million in the fourth quarter of 2014; the increase is mainly a result of (a) the increased size of the Partnership’s fleet and (b) the improved employment daily rates for certain of the Partnership’s vessels.

Total expenses for the fourth quarter of 2015 were $38.9 million compared to $32.3 million in the fourth quarter of 2014. The vessel total operating expenses for the fourth quarter of 2015 amounted to $18.3 million for the commercial and technical management of our fleet under the terms of our management agreements, compared to $15.2 million in the fourth quarter of 2014. The increase reflects primarily the increased fleet size of the Partnership and expenses related to the dry-docking of the M/V ‘‘Agamemnon’, the M/V ‘Archimidis’ and the M/T ‘Apostolos’. The total expenses for the fourth quarter of 2015 also include $17.0 million in depreciation and amortization, compared to $14.4 million in the fourth quarter of 2014, as a result of our increased fleet size. General and administrative expenses for the fourth quarter of 2015 amounted to $1.3 million, compared to $1.6 million in the fourth quarter of 2014.

Total other expense, net for the fourth quarter of 2015 amounted to $5.1 million, compared to $3.8 million for the fourth quarter of 2014. The increase is principally due to the higher interest costs we incurred in the fourth quarter of 2015 and lower interest income compared to the fourth quarter of 2014.

As of December 31, 2015, total partners’ capital amounted to $937.8 million, which is $65.2 million higher than total partners’ capital as of December 31, 2014, which amounted to $872.6 million. This increase primarily reflects the issuance of 14,555,000 common units, which raised net proceeds before offering expenses of $133.3 million, and the net income for the year ended December 31, 2015, partially offset by the payment of $122.8 million in distributions since December 31, 2014.

As of December 31, 2015, the Partnership’s total debt decreased by $6.3 million to $571.6 million, compared to total debt of $577.9 million as of December 31, 2014. The decrease was due to the prepayment of $115.9 million of principal amount under three of our credit facilities, in addition to $5.4 million in scheduled debt amortization, and partially offset by $115.0 million in drawdowns under our senior secured credit facility with ING Bank to fund the acquisitions of (a) the M/T ‘Active’, which was delivered on March 31, 2015, (b) the M/V ‘CMA CGM Amazon’, which was delivered on June 10, 2015, (c) the M/T ‘Amadeus’, which was delivered on June 30, 2015 and (4) the M/V ‘CMA CGM Uruguay’, which was delivered on September 18, 2015.

Fleet Developments

The M/T ‘Anemos I’ (47,782 dwt, Ice Class 1A IMO II/III Chemical/ Product Tanker built 2007, Hyundai Mipo Dockyard Ltd., South Korea) has been fixed to Petroleo Brasileiro S.A. (“Petrobras”) for a period of three years (+/- 30 days) at a gross daily rate of $17,750. The new charter commenced in January 2016. The vessel was previously employed by Capital Maritime & Trading Corp. (“Capital Maritime” or our “Sponsor”) at a gross daily rate of $17,250. Capital Maritime agreed to redeliver the vessel earlier than scheduled for the vessel to commence its employment with Petrobras.

The M/T ‘Akeraios’ (47,781 dwt, Ice Class 1A IMO II/III Chemical/ Product Tanker, built 2007, Hyundai Mipo Dockyard, South Korea) has been also fixed to Petroleo Brasileiro S.A. (“Petrobras”) for a period of three years (+/- 30 days) at a gross daily rate of $17,750. The new charter is expected to commence in the second quarter 2016 subject to charterer’s vetting approval. The vessel is currently employed by Capital Maritime at a gross daily rate of $15,600. Capital Maritime agreed to redeliver the vessel earlier than scheduled for the vessel to commence its employment with Petrobras.

The M/T ‘Ayrton II’ (51,260 dwt, IMO II/III Chemical Product Tanker built 2009, STX Offshore & Shipbuilding Co., Ltd—South Korea) entered into a new charter with Capital Maritime for two years (+/- 30 days) at a gross daily rate of $18,000. The new charter is expected to commence in March 2016, upon completion of a short term time charter that the vessel is currently performing. Prior to the short term time charter, the vessel was employed under a time charter to Engen Petroleum Ltd. at a gross daily rate of $15,350. The earliest redelivery under the new charter is in February 2018.

The M/T ‘Aristotelis’ (51,604 dwt IMO II/III Chemical Product Tanker built 2013, Hyundai Mipo Dockyard Ltd., South Korea) extended its employment with Capital Maritime for an additional 13 to 15 months at a gross daily rate of $19,000, which represents an increase of $2,000 per day compared to the vessel’s previous employment to Capital Maritime at a gross daily rate of $17,000. The earliest redelivery under the new charter is in February 2017.

Finally, the M/T ‘Arionas’ (36,725 dwt, Ice Class 1A IMO II/III Chemical/ Product Tanker, built 2006, Hyundai Mipo Dockyard, South Korea) has been chartered by Ecuador’s Flota Petrolera Ecuatoriana (“Flopec”) for three years (+/- 60 days) at a gross daily rate of $19,000. The vessel was previously employed under a time charter to Capital Maritime at a gross daily rate of $15,000. Capital Maritime agreed to redeliver the vessel earlier than scheduled for the vessel to commence its employment with Flopec. The new charter commenced in January 2016 and marks the beginning of a new time charter relationship between the Partnership and Flopec.

The early termination of certain charters with Capital Maritime for re-employment of the vessels with their new charterers and the employment of M/T ‘Aristotelis’ and M/T ‘Ayrton II’ with Capital Maritime were unanimously approved by the Conflicts Committee of the Partnership.

As a result of the above fleet developments, the Partnership’s charter coverage for 2016 and 2017 stands at 89% and 70%, respectively.

Market Commentary

Product & Crude Tanker Markets

The product tanker market experienced solid rates in the fourth quarter of 2015, albeit weaker in comparison with the previous quarter. In the West, rates were under pressure at the beginning of the quarter due to a lack of arbitrage trades across the Atlantic, the end of the driving season in the U.S. and reduced volumes due to refinery maintenance. A similar downward trend was observed East of Suez, as Asian refinery utilization declined on the back of refinery maintenance, which resulted in lower product exports and subsequently softer demand for product tankers. As the quarter progressed, rates gradually improved due to the upturn in refinery utilization in the U.S. Gulf following seasonal maintenance, which, in conjunction with long transit delays in the Panama Canal, resulted in higher rates in the Western hemisphere. At the same time, stronger naphtha flows exerted upwards pressure on spot rates in the East. Overall, in 2015, the product tanker spot market has been the strongest since 2007, primarily driven by the Middle Eastern refinery expansion and the lower oil price environment.

In the time charter market, Medium Range (“MR”) rates remained robust at levels close to seven-year highs, while activity in the period market was firm during the quarter ended December 31, 2015.

On the supply side, order activity for MR product tankers in the fourth quarter of 2015 increased compared to previous quarters but remained at relatively low levels. In addition, the product tanker orderbook continued to experience slippage during 2015 as approximately 32% of the expected MR and handy size tanker newbuildings were not delivered on schedule. Analysts expect that net fleet growth for product tankers for 2016 will be in the region of 4.6%, while overall demand for product tankers for the year is estimated to grow at 3.6%.

Suezmax crude tankers finished 2015 on a strong note, as spot freight rates for the fourth quarter of 2015 reached the highest level since the fourth quarter of 2008. Chinese crude demand was particularly strong over the three-month period, lifting demand for Suezmaxes, as the country continues to take advantage of the low oil prices to build its Strategic Petroleum Reserves. Suezmax tankers also benefited from limited tonnage availability due to increased delays in the Turkish Straits and high chartering volumes that significantly increased waiting times at several ports in the East. For the year 2015, Suezmax spot rates were at the highest levels since 2008.

The firm spot market resulted in higher period activity for Suezmax tankers in the quarter ended December 31, 2015, while period rates remained strong in line with the previous quarter.

On the supply side, the Suezmax orderbook represented, at the end of the fourth quarter of 2015, approximately 21.4% of the current fleet. Analysts, however, estimate that slippage for 2015 amounted to 38% of the expected deliveries for the same time period. Suezmax tanker demand is projected to continue growing in 2016 on the back of robust European seaborne crude oil import growth and increased crude exports from the Middle Eastern Gulf to India and the Mediterranean. Overall, crude Suezmax deadweight demand is projected to expand by 3.0% and the fleet is projected to expand by 4.4% in 2016.

Post-panamax Container Market

The fourth quarter of 2015 saw substantially weaker demand for post-panamax container vessels due to the continued low level of cargo bookings on the Far East—Europe trade combined with the seasonal weakness in the months prior to the Christmas holiday. As a result the idle fleet increased to 6.8% at the end of 2015 to a total of approximately 1.4 million TEU.

The drop in oil prices as well as the uncertainty regarding future growth prospects of China have had an adverse effect on demand for containerized goods on a number of routes. Volumes on the westbound Far East-Europe service contracted in the first eleven months of 2015 by 4.3% year-on-year. The Intra-Asian trade volumes are estimated to have expanded for the full year 2015 by 3.1%, as opposed to the 6.0% growth experienced in 2014.

Analysts have consequently revised their demand growth expectations for 2016 to 4.0%, with supply of new vessels also expected at 4.0%. The orderbook compared to the current container fleet stands today at 19.1%, which is the lowest since 2003.

The full year of 2015 saw only around 90 containerships of a combined 193,156 TEU being scrapped, however scrapping activity increased at the end of the year, due to the weaker container market conditions.

Freight rates appeared to pick up on the main lanes towards the end of 2015, but surrendered part of these gains during the first half of January 2016.

Quarterly Common and Class B Unit Cash Distribution

On January 20, 2016, the Board of Directors of the Partnership declared a cash distribution of $0.2385 per common unit for the fourth quarter of 2015. The fourth quarter common unit cash distribution will be paid on February 12, 2016 to unit holders of record on February 5, 2016.

In addition, on January 20, 2016, the Board of Directors of the Partnership declared a cash distribution of $0.21975 per Class B Unit for the fourth quarter of 2015, in line with the Partnership’s Second Amended and Restated Partnership Agreement, as amended. The fourth quarter Class B Unit cash distribution will be paid on February 10, 2016 to Class B Unitholders of record on February 3, 2016.

Management Commentary

Mr. Jerry Kalogiratos, Chief Executive and Chief Financial Officer of the Partnership’s General Partner, commented:

“We completed the year having successfully executed against our growth strategy by acquiring an additional four vessels during the course of 2015, all employed under long term charters, and with a strong balance sheet, having repaid approximately $121 million of debt. We are on track to acquire the last contracted dropdown vessel in the first quarter of 2016, which is fully funded from previously completed equity offerings and existing credit facilities.

Importantly, we are pleased to see that the tanker charter market, where the majority of our fleet operates and where we have the vast majority of our charter renewals in the next couple of years, enjoys multi-year highs on the back of the strong industry fundamentals and the low oil price environment. As a result, we have secured employment for a number of our vessels at increased rates and for longer durations. Over the last 12 months, we have fixed a total of 16 vessels for 2 years or longer and expanded our customer base with the addition of Petrobras, Shell, Repsol, Stena Bulk and Flopec. We continue to monitor the slowdown in certain key routes of the container market at a time of increased supply of container vessels, which has negatively affected container charter rates and asset values, as well as the heavy ordering for crude tanker vessels in 2015. However, all but two of our container vessels come up for re-chartering after 2020.

Looking ahead, our ability to grow through further dropdown opportunities from our Sponsor and to maintain a strong balance sheet will depend on, among other things, the Partnership’s continuous access to the financial markets. In view of the severe pricing dislocation that has affected publicly traded master limited partnerships, our Board believes that the Partnership is best served by maintaining the unit distribution for the quarter at $0.2385, which is unchanged from the third quarter of 2015.”

Conference Call and Webcast

Today, Friday, January 29, 2016, the Partnership will host an interactive conference call at 10:00am Eastern Time to discuss the financial results.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (U.S. Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “Capital Product Partners.”

A replay of the conference call will be available until February 5, 2016 by dialing 1 866 247 4222 (U.S. Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 69648481#

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern tanker, container and drybulk vessels. The Partnership currently owns 34 vessels, including twenty modern MR (Medium Range) product tankers, four Suezmax crude oil tankers, nine post panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to A.P. Moller-Maersk A.S., BP Shipping Limited, Cargill International S.A., CMA-CGM S.A., Cosco Bulk Carrier Co. Ltd., CSSA S.A. (Total S.A.), Engen Petroleum, Flota Petrolera Ecuatoriana (“Flopec”), Hyundai Merchant Marine Co. Ltd., Overseas Shipholding Group Inc., Petróleo Brasileiro S.A. (‘Petrobras’), Repsol Trading S.A., Shell International Trading & Shipping Company Ltd., Stena Bulk A.B., and Capital Maritime.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, fleet developments, such as the acquisitions and vessel delivery dates of certain vessels from our Sponsor, our expectations regarding employment of our vessels, redelivery dates and charter rates, fleet growth, demand and newbuilding deliveries, as well as market and charter rate expectations, charterers’ performance, and our expectations or objectives regarding future distribution amounts, our ability to pursue growth opportunities and grow our distributions and annual distribution guidance, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our units.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO and CFO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except number of units and net income per unit)

	For the three months period ended December 31,		For the year ended December 31,
	2015	2014	2015	2014
Revenues	$44,816	$29,492	$156,613	$119,907
Revenues – related party	14,541	20,223	63,731	72,870

Total revenues	59,357	49,715	220,344	192,777

Expenses:
Voyage expenses	2,246	1,045	6,479	5,907
Voyage expenses – related party	104	95	411	338
Vessel operating expenses	15,745	12,473	58,625	48,714
Vessel operating expenses – related party	2,533	2,752	11,708	13,315
General and administrative expenses	1,268	1,550	6,608	6,316
Depreciation & amortization	17,045	14,359	62,707	57,476

Operating income	20,416	17,441	73,806	60,711

Other income / (expense):
Interest expense and finance cost	(5,456)	(4,865)	(20,143)	(19,225)
Other income	396	1,109	1,747	2,526

Total other expense, net	(5,060)	(3,756)	(18,396)	(16,699)

Partnership’s net income	$15,356	$13,685	$55,410	$44,012

Preferred unit holders’ interest in Partnership’s net income	$2,853	$3,041	$11,334	$14,042
General Partner’s interest in Partnership’s net income	$250	$211	$879	$593
Common unit holders’ interest in Partnership’s net income	$12,253	$10,433	$43,197	$29,377
Net income per:
• Common unit basic	$0.10	$0.10	$0.38	$0.31
Weighted-average units outstanding:
• Common unit basic	119,559,456	104,079,960	115,030,879	93,353,168
Net income per:
• Common unit diluted	$0.10	$0.10	$0.38	$0.31
Weighted-average units outstanding:
• Common unit diluted	119,642,608	104,079,960	115,051,838	93,353,168
Comprehensive income:
Partnership’s net income	15,356	13,685	55,410	44,012

Comprehensive and other comprehensive income:	$15,356	$13,685	$55,410	$44,012

Capital Product Partners L.P.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

Assets
Current assets	As of December 31, 2015	As of December 31, 2014
Cash and cash equivalents	$90,190	$164,199
Trade accounts receivable, net	2,680	2,588
Due from related parties	—	55
Prepayments and other assets	2,547	1,839
Inventories	4,407	3,434

Total current assets	99,824	172,115
Fixed assets

Advances for vessels under construction – related party	18,172	66,641
Vessels, net	1,315,485	1,120,070

Total fixed assets	1,333,657	1,186,711

Other non-current assets
Above market acquired charters	100,518	115,382
Deferred charges, net	7,288	3,887
Restricted cash	17,000	15,000
Prepayments and other assets	1,394	—

Total non-current assets	1,459,857	1,320,980

Total assets	$1,559,681	$1,493,095

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt	$12,957	$5,400
Trade accounts payable	8,431	5,351
Due to related parties	22,154	17,497
Accrued liabilities	7,872	5,636
Deferred revenue, current	10,867	11,684

Total current liabilities	62,281	45,568

Long-term liabilities
Long-term debt	558,659	572,515
Deferred revenue	921	2,451

Total long-term liabilities	559,580	574,966

Total liabilities	621,861	620,534

Commitments and contingencies

Total partners’ capital	937,820	872,561

Total liabilities and partners’ capital	$1,559,681	$1,493,095

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Cash flows

(In thousands of United States Dollars)

	For the year ended December 31,
	2015	2014
Cash flows from operating activities:
Net income	$55,410	$44,012
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization	62,707	57,476
Amortization of deferred charges	908	809
Amortization of above market acquired charters	14,864	16,000
Equity compensation expense	34	—
Changes in operating assets and liabilities:
Trade accounts receivable	(92)	1,777
Due from related parties	55	612
Prepayments and other assets	(2,102)	(463)
Inventories	(973)	(694)
Trade accounts payable	1,929	(1,570)
Due to related parties	4,657	3,811
Accrued liabilities	1,114	178
Deferred revenue	(2,207)	3,919
Drydocking costs	(2,095)	(590)

Net cash provided by operating activities	134,209	125,277

Cash flows from investing activities:
Vessel acquisitions and improvements	(207,937)	(103)
Advances for vessels under construction – related party	—	(30,224)
Increase in restricted cash	(2,000)	—

Net cash used in investing activities	(209,937)	(30,327)

Cash flows from financing activities:
Proceeds from issuance of Partnership units	133,327	173,932
Expenses paid for issuance of Partnership units	(739)	(416)
Repurchase from Capital Maritime and cancellation of Partnership’s units	—	(60,000)
Proceeds from issuance of long-term debt	115,000	—
Payments of long-term debt	(121,299)	(5,400)
Loan issuance costs	(1,797)	(41)
Dividends paid	(122,773)	(102,798)

Net cash provided by financing activities	1,719	5,277

Net (decrease) / increase in cash and cash equivalents	(74,009)	100,227

Cash and cash equivalents at the beginning of the year	164,199	63,972

Cash and cash equivalents at the end of the year	90,190	164,199

Supplemental Cash Flow Information
Cash paid for interest	$16,759	$16,564
Non-Cash Investing and Financing Activities
Excess between the fair value of the contracted vessels and the contractual cash consideration	$—	$36,417
Capital expenditures included in liabilities	$769	$183
Offering expenses included in liabilities	$—	$12
Capitalized dry docking and deferred costs included in liabilities	$1,687	$—

Appendix A – Reconciliation of Non-GAAP Financial Measure

(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for non-cash items such as depreciation and amortization expense and deferred revenue. Operating Surplus is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by accounting principles generally accepted in the United States. The table below reconciles Operating Surplus to net income for the following periods:

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three month period ended December 31, 2015	For the three month period ended December 31, 2014	For the three month period ended September 30, 2015
Net income	$15,356	$13,685	$13,794
Adjustments to reconcile net income to operating surplus prior to class B preferred units distribution
Depreciation and amortization	17,376	14,655	16,542
Deferred revenue	2,429	3,738	2,648

OPERATING SURPLUS PRIOR TO CLASS B PREFERRED UNITS DISTRIBUTION	35,161	32,078	32,984

Class B preferred units distribution	(2,853)	(3,041)	(2,853)

ADJUSTED OPERATING SURPLUS	32,308	29,037	30,131
Increase in recommended reserves	(3,008)	(4,345)	(1,034)

AVAILABLE CASH	$29,300	$24,692	$29,097